ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009

Description of Business and Report Date

Atna Resources Ltd. (“Atna” or the “Company”) is engaged in the exploration, development and mining of gold properties located primarily in the United States (“US” or “U.S.”). The Company also has mineral interests in Canada and Chile. The Company is a reporting issuer in British Columbia, Alberta, Ontario and Nova Scotia. Atna trades on the Toronto Stock Exchange under the symbol “ATN” and on the electronic pink sheets in the US under the symbol “ATNAF”. The following discussion and analysis of the financial position and results of operations for the Company is current up to May 12, 2009 and should be read in conjunction with the unaudited consolidated financial statements and the notes thereto for the three months ended March 31, 2009, which have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are in Canadian dollars unless otherwise noted. Additional information relating to the Company, including audited financial statements and the notes thereto for the years ended December 31, 2008 and 2007, can be viewed on SEDAR at www.sedar.com and on EDGAR at  www.edgar.com.

Highlights:

•	On May 12, 2009, the Briggs Mine made its initial gold pour, producing 300 ounces.
•	Gold ore mining and crushing and stacking of ore on the leach pad began during the quarter at Briggs.
•	Leach construction is complete and gold ore leaching began in April.
•	An updated technical report with increased gold reserves for the Briggs Mine was filed dated March 30, 2009 titled “NI 43-101 Technical Report for the Briggs Project, Inyo County, California”.
•	Drilling confirmed new gold mineralization below the Briggs Main pit that is not included in current resource estimates.
•	Additional drilling expanded the Cecil R mineralization, 4 miles north of Briggs.
•	The Environmental Assessment for the Reward gold project was released by the Bureau of Land Management for a public comment period that expired on April 30, 2009.
•
On April 9, 2009, Atna entered into a Mining Venture Agreement (“MVA”) for the Pinson gold project in Humboldt County, Nevada, with the Pinson Mining Company (“PMC”). Under the MVA, Atna will own a 30 percent interest in the joint venture and PMC will own 70 percent. PMC will manage the project.

•	In January 2009, Yamana Gold Inc. made a US$150,000 option payment on Atna’s Clover project in Elko County, NV.
•	In January 2009, Atna received 2.1 million common shares of Golden Predator Mines Inc. as an option payment under the terms of the Adelaide Project and Tuscarora Project Option Agreement.
•	In March 2009, Atna receiver 6.8 million common shares of Yukon Gold Corporation as an option payment valued at $225,000 as the final payment under an agreement to acquire the Marg Property.

Mine Operations

Briggs Mine

The Briggs Mine is located in Inyo County, California. Open-pit mining commenced in 2008 and the first ore was mined in January 2009. Crushing and pad loading operations commenced in March 2009 and leach operations commenced in April 2009. The initial gold pour occurred on May 12, producing approximately 300 ounces. Approximately $17.8 million has been spent on the project since the Canyon merger and construction activities are complete. During April 2009, development expenditures were primarily related to waste stripping operations and increases in working capital. Beginning on May 1, 2009, the mine moved into the production phase whereby all site costs from that point forward will be accounted for as inventory costs. Gold production during 2009 is expected to increase to an annual rate of about 40,000 ounces by the end of the year. Gold production and sales during 2009 is forecast to range from 15,000 to 20,000 ounces.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009

The Company filed an updated Technical Report dated March 30, 2009, prepared by Ore Reserves Engineering and Chlumsky, Armbrust & Meyer, LLC. titled, “NI 43-101 Technical Report for the Briggs Project, Inyo County, California,” which is available on SEDAR at www.sedar.com. Highlights from the Technical Report include:

•	Open pit proven and probable reserves containing 267,000 ounces of gold with an average grade of 0.021 ounce per ton based on a gold price of US$750 per ounce.
•	Mine life of six years.
•	Planned mine life production of approximately 213,000 ounces of gold with an annual production rate that ranges between 40,000 to 50,000 ounces.
•	Life-of-mine cash cost and full cost is projected to be US$470 and US$590 per ounce of gold, respectively.
•	Life-of-mine pre-tax cumulative net cash flow at a gold price of US$750 is approximately US$36 million.
•	Total project undiscounted pre-tax cash flow increases by approximately US$20 million for each US$100 increase in the gold price.

Declared ore reserves are located entirely within the existing permit boundary area. Mining of those reserves outside of the existing reclamation plan, but inside of the permit boundary area, will require an amendment to the existing reclamation plan and placement of additional reclamation bonds prior to mining. The Company expects to meet the additional bonding requirements from either existing cash balances or through future operating cash flows.

Briggs Mine production statistics for the three months ended March 31, 2009:

Production Statistic	January	February	March	Total
Waste tons	34,194	73,494	172,867	280,555
Ore tons	41,582	31,286	159,666	232,534
Total tons	75,776	104,780	332,533	513,089
Ore grade (oz/ton)	0.025	0.026	0.034	0.031
Gold ounces mined	1,060	816	5,446	7,322
Gold ounces sold	-	-	-	-

Development Activities

Briggs Mine

Beginning in October 2008, the Company commenced a new drill campaign at the Briggs Gold Mine and its satellite project Cecil R. Results of these programs were positive, confirming deeper gold mineralization beneath the current mineable reserves in the Briggs Main pit and expanding the zone of mineralization at Cecil R.

Atna intersected new mineralization referred to as the Briggs Main Deep (“BMD”) zone with 14 holes. The BMD is a gently dipping tabular zone over 800 feet in strike length (north-south) by 700 feet down dip. The apparent thickness of the zone ranges from 30 to 90 feet and the mineralized horizon comes within 40 to 50 feet of the currently designed pit bottom. The BMD remains open for expansion to the north, south and east of the current intercepts. The recently discovered BMD mineralization has not been incorporated into the latest Technical Report filed for the Briggs Mine.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009

Follow-up drilling at BMD is currently underway. Goals for the BMD drill program include:

•	Confirmation and delineation of the BMD zone to add to the mine-life and/or annual production rate.
•	In-fill drilling at the Briggs Mine to upgrade inferred resources to proven and probable reserve categories to improve effective mine planning.
•	Incorporate the BMD mineralization into an increased reserve estimate and revised mine plan for the Briggs Mine in 2009.

The Cecil R project is located four miles north of the Briggs Mine. Results of the Cecil R drilling program were announced on April 9, 2009. The drilling program included 8,070 feet of reverse circulation rotary drilling to an average depth of 333 feet in 23 drill holes. The drilling increased confidence in the main area of gold mineralization, successfully extended mineralization 700 feet further south, and defined the western and eastern limits of the mineralization.

Gold mineralization at Cecil R has been intercepted in a total of 94 drill holes totaling 21,956 feet distributed over an area 2,000 feet (north-south) by 1,000-1,200 feet (east-west). The mineralization is located beneath Quaternary alluvial cover and is hosted along an iron oxide-rich, gently dipping zone within strongly weathered quartz-muscovite-feldspar gneiss and amphibolite. The zone’s thickness is variable, ranging in thickness from 10 feet to over 100 feet and occasionally several subparallel zones are present. Within the principal zone of mineralization there are 647 drill samples grading over 0.01 ounce per ton gold, representing 3,214 lineal feet of drilling, which have an average grade of 0.028 ounce per ton gold. This compares to the average grade of proven and probable reserve at the nearby Briggs Mine of 0.021 ounce per ton gold.

The Cecil R project is being evaluated as a satellite project to the Briggs Mine. The work completed in this program and the data from previous drilling is being compiled and is anticipated to provide sufficient data for a resource calculation to be completed during the summer of 2009.  The Cecil R mineralization may be required to meet California backfill regulations, which would be considered in an engineered feasibility study.

Reward Project, Nevada

The Reward project is located in southwestern Nye County about 5.5 miles south-southeast of Beatty, Nevada. Current activities at Reward are focused on completing the operational permitting process. No field work was completed in the first quarter. The Environmental Assessment (“EA”) for the project has been approved and released by the Bureau of Land Management for public comment, which expired on April 30, 2009. Public comments are being incorporated into the EA. The mine plan of operations has been declared administratively complete; air pollution and water pollution control permits, and a water point of discharge permits have been issued. Biologic assessment studies have been completed and a biologic opinion has been issued.

In March 2008, the Company completed a positive economic feasibility study for the Reward Gold Project, the results of which are contained in technical report dated March 21, 2008, prepared by Chlumsky, Armbrust & Meyer, LLC. titled “NI 43-101 Technical Report - Reward Gold Project, Nye County, Nevada,” which is available on SEDAR at www.sedar.com. The feasibility study recommends development of a conventional open pit mining, ore crushing, and heap leach gold production operation. Operating synergies and cost benefits from the nearby Briggs Mine will positively impact the operation.

Proven and probable mineral reserves estimated in the feasibility study total 6.4 million tons averaging 0.024 ounce per ton containing 157,000 ounces of gold based on a gold price of US$700 per ounce, a cut-off grade of 0.01 ounce per ton and a strip ratio of 2.2 tons of waste per ton of ore. The Reward operation is expected to produce approximately 125,900 ounces of gold over a four year mine life at estimated average cash cost of US$435 per ounce of gold produced. This production would provide an undiscounted cash flow of US$34 million at an US$850 gold price. The feasibility study includes capital costs for crushing and process plants, facilities and infrastructure, mining fleet and pre-production stripping of US$25.4 million. The undiscounted pre-tax net cash flow changes by US$12.5 million for each US$100 change in gold price without allowance for reserve expansion. Final reclamation and closure cost, which is included in overall production cost, is estimated at approximately US$2.5 million and the cost for reclamation and closure bonds is estimated to be US$5.3 million.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009

Mining operations at Reward would utilize conventional 100-ton open pit trucks and compatible loaders. Mined ore will be crushed to minus 3/8 inch and placed on a lined pad for leaching and gold recovery. Process solutions will be captured in solution tanks and circulated through activated carbon to capture entrained gold. This loaded carbon would subsequently be dewatered, packaged, and transported for final gold recovery to either the Briggs Mine in Inyo County, California or to a third party processing facility.

Pinson Project, Nevada

On April 9, 2009, Atna entered into a Mining Venture Agreement (“MVA”) for the Pinson gold project in Humboldt County, Nevada, with PMC, a Nevada general partnership comprised of Homestake Mining Company of California and Barrick Holding Company of California, both subsidiaries of Barrick Gold Corporation (NYSE:ABX).   Under the MVA, Atna will own a 30 percent equity interest in the joint venture and PMC will own 70 percent and manage the project.

Atna entered into an exploration agreement, effective August 12, 2004, with PMC. Pursuant to the terms of the agreement, the Company completed its obligations to earn a 70 percent interest in the Pinson Mine Property and provided notice of its earn-in to PMC in January 2006. The Company’s earn-in triggered an election by PMC to back-in to the project by spending an additional US$30 million to advance exploration and development of the project over a three year period.

PMC recently concluded the expenditure of US$30 million at Pinson to earn its 70 percent equity position. The results of that work are being evaluated to determine the feasibility of development and a future plan for the project. The property has been placed on care and maintenance while the technical study is completed and until a decision is made concerning the future of Pinson. Dewatering of the underground facilities will continue during this decision period to protect the partners’ investment and facilitate re-start, if warranted.

The Pinson Mine produced over 987,000 ounces of gold from relatively low-grade oxidized ore by open pit mining methods, prior to 2000. Gold production came from decalcified, locally silicified and/or argillized, fine-grained, limy sedimentary rocks of the Ordovician Comus Formation. Mineralization is focused along and adjacent to the Getchell Fault zone. In June 2007, the Company completed an updated Technical Report on the Pinson property and revised the mineral resource calculations based upon all available data from its work through June 2006. The total Pinson project has measured plus indicated gold resource totalling 2.5 million tons grading 0.424 ounce per  ton gold containing 1.1 million ounces of gold and the inferred resource totalled 3.4 million tons grading 0.34 oz/ton gold containing 1.1 million ounces of gold and all categories were calculated at a gold cut-off grade of 0.20 ounce per ton.

Columbia Gold Property, Montana

The Columbia property is located seven miles east of Lincoln and 45 miles northwest of Helena, in Lewis and Clark County, Montana. Atna is consolidating, compiling, reviewing, and analyzing all of the Columbia project data to estimate resources for the property that are compliant with the NI 43-101 technical reporting standards. Timber logging operations have commenced at the property due to the start of a pine beetle infestation. The logging operations were halted for the winter and are expected to recommence in May 2009. Baseline environmental monitoring studies have been initiated and another round of flotation and gravity gold recovery test work is planned for 2009.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009

An historic, non NI 43-101 compliant resource for Columbia was reported in a feasibility study titled “Seven-Up Pete Joint Venture, Seven-Up Pete Feasibility Study,” dated September 1991 by Phelps Dodge Corporation. The historic estimated mineral resource for Columbia totaled 10.9 million tons of proven and probable resource (approximately equivalent to measured and indicated resource under NI 43-101) grading 0.060 ounce per ton gold (659,000 contained ounces gold). In addition, the report quotes a possible resource (approximately equivalent to inferred resource under NI 43-101) of three million tons grading 0.063 ounce per ton gold (190,000 contained ounces gold). A cutoff grade of 0.02 ounce per ton was used in the estimate. The block modeling methodology used to develop this estimate is consistent with current estimating methodologies. A qualified person has not done sufficient work to classify the historical estimate as current mineral resources, the Company is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon.

The Columbia property is covered by middle Tertiary andesitic volcanic rocks. Mineralization occurs in north to northwest-trending faults that have localized quartz-pyrite-alteration and precious metal mineralization. The structures generally dip west and can be up to 150 feet wide. Gold and silver occur in high grade quartz veins that are localized near the margins of the shear zone, and in lower grade shattered zones between the high grade veins. Gold mineralization is nonrefractory and occurs as free gold as well as submicroscopic particles associated with pyrite.

Exploration Activities

Clover, Nevada

The Clover property is situated 68 km northeast of Winnemucca in Elko County, north-central Nevada. Clover is a low-sulfidation, vein-hosted epithermal gold prospect on the northern margin of the Midas trough, on the southwest flank of the Snowstorm Mountains. The property is underlain by mid-Miocene aged, bi-modal volcanic rocks on the western margin of the Northern Nevada Rift.

On November 28, 2006, the Company signed an earn-in agreement with Meridian Gold Incorporated, now a subsidiary of Yamana Gold Inc. (“Yamana”) whereby Yamana can earn a 51 percent working interest in the Clover property. Yamana may elect to increase its interest to 70 percent by completing a prefeasibility study within 30 months of vesting its initial 51 percent interest in the project. To earn 51 percent, Yamana must make payments totaling US$0.6 million to the Company and complete exploration work totaling US$3.3 million over a four year period. Atna received a payment of US$150,000 in January 2009 and there remains US$250,000 to be paid by January 2010. Annual exploration work commitments for the annual periods ending on November 28, 2009 and 2010 total US$1.0 and US$1.5 million, respectively.

Yamana commenced a second round of drilling to follow-up encouraging gold and silver results intersected from the 2007 drilling. The second round of drilling includes 10 reverse circulation rotary drill holes totaling approximately 8,000 to 9,000 feet. The ongoing program will focus on expansion of this zone and test new target areas on the property. In 2008, Yamana cut several zones of gold mineralization in the Clover Hill target area including:

•	35 feet grading 0.321 ounce per ton gold and 0.54 ounce per ton silver (hole CV006)
•	25 feet grading 0.03 ounce per ton gold and 7.97 ounce per ton silver (hole CV007)

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009

Adelaide and Tuscarora, Nevada

Adelaide and Tuscarora are late stage gold exploration properties located respectively in Humboldt and Elko Counties in Nevada. On February 15, 2008, the Company entered an option agreement with a wholly-owned subsidiary of Golden Predator Mines Inc. (“Golden Predator”) of Vancouver British Columbia who assumed the Company’s interest and all related commitments in the properties.  On March 5, 2009, Golden Predator announced the spin-out of Golden Predator Royalty & Development Corp. (TSX-V:GPD) that has assumed all commitments in relation to the Adelaide and Tuscarora properties.

Pursuant to the Golden Predator agreement, Atna received in January 2009 2.1 million common shares of Golden Predator in lieu of a US$250,000 option payment due in December 2008. Atna will receive additional option payments through 2011 in either cash or stock until Golden Predator has met the spending commitments or until notice of cancellation. Atna will retain a 1.5 percent NSR royalty on both properties, subject to certain limitations. In addition, when a positive production decision has been made, Atna may receive a production payment equivalent to US$2.50 per ounce of gold or gold equivalent ounce based on the established reserves or measured and indicated ounces at that time, but not less than $250,000 for each property.

On January 6, 2009, Golden Predator announced assay results on three core drill holes and two reverse circulation (“RC”) drill holes at the Adelaide Project, located in south-eastern Humboldt County, Nevada. The diamond drill results were the first of a 13-hole diamond drilling program currently in progress, which offset high grade intercepts in previous RC drilling. Core hole GPAD03, targeting the North Margarite Vein, intersected 14 feet of 0.45 ounce per ton gold, including 5 feet of 0.93 ounce per ton gold and 1.02 ounce per ton silver, from a depth of 280 feet.

Sand Creek and Converse Uranium Joint Ventures, Wyoming

Drilling has clearly demonstrated the presence of “roll front” style uranium mineralization on the Sand Creek joint venture property near Douglas, Wyoming. Effective February 2, 2009, an Atna subsidiary entered into an agreement with New Horizon Uranium Corporation (“New Horizon”) to terminate the Converse Uranium Project Exploration, Development and Mine Operating Agreement dated January 23, 2006. New Horizon failed to meet the spending and work requirements to earn a participating interest in the project. In addition, New Horizon resigned as manager of the Sand Creek joint venture and was replaced by Atna. Ownership of the Sand Creek Uranium Joint Venture is now 70 percent Atna and 30 percent Uranium One Exploration USA Inc. Atna is working with Uranium One to establish an exploration budget for this project.

The Sand Creek uranium joint venture area of interest is located south and east of Douglas, Wyoming and was identified during previous uranium exploration programs in the early 1980s by a subsidiary of Atna. Drilling during 1981 and 1982 in the program area consisted of 88 drill holes for approximately 69,000 feet. In late 2006, a drill program began in the western portion of the Sand Creek JV area and 14 holes were completed totaling 10,395 feet, which clearly demonstrated the presence of “roll front” style uranium mineralization. A follow up drill program consisting of approximately 16 drill holes totaling 11,700 feet was completed in mid-2007 and the favorable results were announced in a press release in August 2007. Three of the 16 holes intercepted significant grades by gamma log measurement. Drilling intercepts include: 10 feet grading 0.119 percent U3O8, including 4.5 feet grading 0.241 percent U3O8 in hole SR07-9; 7 feet grading 0.075 percent U3O8 in hole SR-10; and 13.5 feet grading 0.142 percent U3O8 in hole SR07-11. The drilling program consisted primarily of wide-spaced, reconnaissance style drilling with drill hole spacing of 500 to 1,000 feet. Uranium mineralization in the area is hosted in the Chadron Formation, which is composed of sandstones, conglomerates, and red to green siltstones and claystones. The sandstones are lenticular in nature and average from five to 20 feet in thickness and occasionally range up to 45-feet thick.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009

Summary of Reserves and Resources

Mineral Reserve- Proven and Probable

Category	Tons	Au (oz/t)	Contained Ounces
Briggs(1) - 100% Atna
Proven	6,390,000	0.023	147,000
Probable	6,075,000	0.020	120,000

Briggs reserves	12,465,000	0.021	267,000

Reward (2) - 100% Atna
Proven	1,314,000	0.027	36,000
Probable	5,110,000	0.024	121,000

Reward reserves	6,424,000	0.024	157,000

Total reserves	18,889,000	0.022	424,000

1.	Briggs 0.007 oz/ton incremental leach cut-off grade & US$750 per ounce gold
2.	Reward 0.01 oz/ton cut-off grade & US$700 per ounce gold

Mineral Resource-Measured, Indicated and Inferred (5)

Category	Tons	Au (oz/t)	Contained Ounces
Measured & indicated
Briggs - 100% (1)	20,688,000	0.027	550,000
Reward - 100% (2)	11,003,000	0.024	259,000
Pinson - 30% (3,4)	752,000	0.424	319,000

Total measured & indicated	32,443,000	0.035	1,128,000

Inferred
Briggs - 100% (1)	6,686,000	0.026	175,000
Reward - 100% (2)	2,819,000	0.018	51,000
Pinson - 30% (3,4)	1,012,000	0.340	344,000

Total inferred	10,517,000	0.054	570,000

1.	NI 43-101 Technical Report Briggs Gold Project, March 2009
2.	NI 43-101 Technical Report Reward Gold Project, March 2008
3.	Pinson: Project Basis: Atna 30 percent, Barrick 70 percent; 0.20 oz/ton cut-off grade
4.	NI 43-101 Technical Report Pinson Gold Property, June 2007
5.	Resource estimates include proven and probable reserves and were based on the same cut-off grades as reserves

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009

Mr. Alan Noble, Ore Reserves Engineering of Lakewood, Colorado, Registered Professional Engineer, State of Colorado, is acting as the independent qualified person in the preparation of “Technical Report on the Briggs Mine Project, March 2009”. Mr. Mike Read, Chlumsky, Armbrust & Meyer, LLC of Lakewood, Colorado, was responsible for preparing the ore reserve estimate and mine plan and is the independent qualified person for those sections of the technical report.

Mr. Fred Barnard, Ph.D., California Professional Geologist #7432, Mr. Greg Chlumsky, MMSA #0117QP, and Mr. Robert L. Sandefur, Colorado P.E. #11370, acted as qualified persons in the development of the Reward Project feasibility report “NI 43-101 Technical Report Reward Gold Project, March 2008”.

The updated mineral resource calculation and Technical Report for the Pinson project with an effective date of June 1, 2007, was prepared under the supervision of Mr. William Stanley, VP Exploration of Atna, a Licensed Geologist and Qualified Person. The projections from drill hole data points are consistent with projections made in the original resource estimate for the property, which were prepared by Mr. Rob Sim, an independent consulting resource geologist, first published in February 2005, supported by Technical Reports filed on SEDAR March 2005 and subsequently revised and re-filed in December 2005.

Summary of Quarterly Results

The following are the quarterly results for the eight most recent quarters:

Quarterly results ended	Mar-09	Dec-08	Sep-08	Jun-08
Total revenues	Nil	Nil	Nil	$156,800
Income (loss) for the quarter	$(860,300)	$3,470,600	$19,299,600	$(1,522,700)
Basic and diluted income (loss) per share	$(0.01)	$0.04	$0.23	$(0.02)

Quarterly results ended	Mar-08	Dec-07	Sep-07	Jun-07
Total revenues	Nil	Nil	Nil	Nil
Loss for the quarter	$(931,900)	$(768,400)	$(956,900)	$(814,600)
Basic and diluted loss per share	$(0.01)	$(0.02)	$(0.01)	$(0.01)

The above quarterly results have been restated for changes in accounting policies as described later in this management discussion and analysis in the section “Changes in Accounting Policies”.

Quarterly results can vary significantly depending on whether the Company realizes any: gains or losses on the sale of investments, write-offs or write-downs on properties, gains or losses on foreign exchange, or stock-based compensation costs resulting from the granting of stock options. The Company is not impacted by seasonality in its cost structure.

Results of Operations – Three Months Ended March 31, 2009 versus 2008

For the three months ended March 31, 2009, Atna recorded net loss of $0.9 million, or basic loss per share of $0.01, on proceeds of nil. This compares to a net loss of $0.9 million, or a basic loss per share of $0.01, on revenues of nil for the three months ended March 31, 2008. There was no total variance in the results between the quarters. Additional variance information is as follows:
•
    A negative variance of $0.6 million in total operating expenses was due primarily to increased exploration expense from the drilling program at the Cecil R property near Briggs and marginally higher general and administrative expenses.

•	Positive variances of $0.7 million in total other income and expense was due primarily to the unrealized gain on non-financial derivatives and a gain on foreign exchange during the quarter.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009

At March 31, 2009, cash and short term investments totaled $11.5 million, which represented a net decrease of $9.1 million during the quarter. The net decrease was due primarily to $3.0 million of cash used in operating activities and $6.1 million used in development activities at the Briggs Mine.

The Company’s Briggs Mine entered the production stage in May 2009. Revenues are expected to trend higher during the next three to four quarters as the number of ore tons under leach increases and production stabilizes. Cost of goods sold is expected to be higher in the second quarter than in the following quarters as productivity increases due to increased ore mining and higher equipment utilization due to added crusher and mining shifts.

Contractual Obligations

The Company’s material contractual obligations as of March 31, 2009:

		Payments due by Period
		Less than			More than
	Total	1-year	1-3 years	3-5 years	5-years
Long term debt obligations	$1,040,600	$-	$1,040,600	$-	$-
Capital lease obligations	3,087,600	1,408,700	1,678,900	-	-
Operating lease obligations	173,900	133,200	40,700	-	-
Asset retirement obligations	6,163,600	800,200	4,878,100	66,200	419,100

Total	$10,465,700	$2,342,100	$7,638,300	$66,200	$419,100

Off-Balance Sheet Arrangements

During the three months ended March 31, 2009, the Company had no outstanding off-balance sheet arrangements.

Liquidity & Capital Resources

Atna expects that basic cash requirements over the next 12 months can be funded through a combination of existing cash, cash flow from the Briggs operation, short-term investments, debt, asset sales and, if necessary, equity issuances. Atna’s 2008 sale of its royalty portfolio provided approximately US$20 million of net proceeds, which was sufficient to re-start and operate the Briggs Mine without additional financing. Based on the Company’s current stock price, the Company does not expect the exercise of options and warrants to be a significant source of funds during 2009.

Gold production from the Briggs Mine is expected to range from 15,000 to 20,000 ounces during 2009. When the Briggs mine is operating at full production level, annual gold production is expected to range from 40,000 to 50,000 ounces per year. The Briggs Mine is expected to produce gold through the year 2014 based upon the current mine plan, which was determined using a gold price of US$750 per ounce. Life-of-mine cash cost of operation is projected to be approximately US$470 per ounce produced with no project debt service other than capitalized leases. The Briggs Mine is expected to generate positive cash flows during the fourth quarter of 2009 based on current gold prices.

The Company entered in to gold hedging contracts with the intent to protect the cash flow from the possibility of lower gold prices during 2009 and 2010. The hedge position represents approximately 30 percent and 15 percent of the expected production during 2009 and 2010, respectively. The floor price of the gold hedges are currently higher than our current mine planning price.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009

In early 2009, the Company was granted a US$10 million line of credit with an equipment manufacturer to lease equipment with that manufacturer. During the first quarter of 2009, the Company leased approximately US$2.6 million of mining equipment under the line of credit.

Cash balances for the Company as of May 12, 2009 are approximately $5.9 million.  The reduction in cash since March 31, 2009 primarily reflects ongoing development and start-up costs at the Briggs Mine and corporate overhead costs.

Atna continually evaluates business opportunities such as joint ventures, mergers and/or acquisitions with the objective of increasing share value by creating additional cash flow both to sustain us and to provide future sources of funds for growth. While the Company expects that the future cash flows from the Briggs Mine will finance its continuing activities, there are no assurances of success in this regard. To implement the Company’s future goals of developing its other mining properties, additional sources of funds will be required. Expected sources of funds include cash flow from the Briggs Mine, debt markets, equity markets, joint ventures and asset sales. If the Briggs Mine fails to generate enough cash to implement management’s development plans and the debt and equity markets continue to lack liquidity, the Company’s ability to expand and sustain future cash flows could be delayed or adversely impacted.

Financing Transactions

The following provides a rollforward of the Company’s beginning and ending common shares outstanding as of March 31, 2009:

Number of
Shares
Beginning balance, January 1, 2009	83,291,100
Nil activity during the period	-

Ending balance, March 31, 2009	83,291,100

Convertible Debentures

There are $1.0 million of 6% debentures outstanding, which are denominated in US dollars. The debentures are convertible until March 2011 to common shares at any time at a conversion rate of US$4.31 per common share for a total of 0.2 million underlying common shares.

Capital Expenditures

Capital expenditures for the three months ended March 31, 2009 and 2008 totaled $6.2 million and $.1 million, respectively. The spending in 2009 was due primarily to the capitalization of development costs and mining equipment leases at the Briggs Mine. The estimated remaining capital requirements for the remainder of 2009 to complete the Briggs Mine and sustain operations are expected to be approximately US$2.5 million inclusive of capitalized lease payments. Additional capital spending will be required to begin developing the Reward Mine in Nevada, but that mine’s development is subject to permit and financing completion.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009

Outstanding Warrants

The following table summarizes warrants outstanding as of March 31, 2009:

	Underlying	Exercise Price
Expiration Date	Shares	(USD)
June 1, 2009	987,360	$4.69
May 25, 2011	2,435,294	2.20

Total/average	3,422,654	$2.92

Surety Bonds

The Briggs Mine operates under permits granted by various agencies including the BLM, Inyo County, California, the California Department of Conservation, and the Lahontan Regional Water Quality Control Board (“Lahontan”). The Company has posted cash and reclamation bonds with these agencies in the amount of US$4.4 million of which US$4.2 million are reclamation bonds supported by a surety. All surety bonds are subject to annual review and adjustment.

In September 2007, Canyon settled a complaint with the surety company supporting the above reclamation bonds. As of March 31, 2009, US$0.5 million remains to be funded to the collateral account. The surety’s request for monies as collateral represents a reimbursable deposit that is included in restricted cash to support required future reclamation of the Briggs Mine site and therefore no liability has been accrued for unfunded collateral.

Related Party Transactions

During the three months ended March 31, 2009, the Company had no related party transactions.

Financial Instruments

The fair value of the Company’s cash, accounts receivable and accounts payable is estimated to approximate their carrying values. It is management’s opinion that the Company is not exposed to significant interest, currency, or credit risk arising from these financial statements.

Derivatives

As of May 12, 2009 the Company had the following derivatives outstanding:

	USD	Expiry Date		Total Gold	CAD
Hedging Contract	Strike Price	2009	2010	Ounces	Fair Value
Owned Put Options - Ozs	$800	3,000	6,000	9,000	$580,000

Sold Call Options - Ozs	1,300	3,000	-	3,000	(15,000)

Sold Call Options - Ozs	1,100	-	6,000	6,000	(529,000)

Forward Gold Sales - Ozs	955	3,000	-	3,000	132,000

					$168,000

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009

The Company has established several gold hedging positions. The positions consist of a two tranches of zero cost gold collars and a series of forward gold sales contracts. The purpose of these hedge positions is to protect the cash flows from decreasing gold prices. The zero cost collars consist of an equal number of put and call option contracts with similar expiry dates. The put and call option contracts are European style options that are settled net at the expiry date. The first tranche of option collars have expiry dates from July to December 2009 at the rate of 500 ounces per month. The second tranche of option collars have expiry dates from January to December 2010 at the rate of 500 ounces per month. The forward gold sales have a fixed delivery price of US$955 per ounce and expire at a rate of 1,000 ounces per month during the fourth quarter of 2009. All derivative contracts have counterparty risk and all of the gold derivatives have been placed with a single counterparty. The Company believes that these outstanding contracts will be settled in the normal course of business. The Company’s policy is to not hedge more than 50 percent of the projected production and retain a 25 percent production reserve tail.

Under the terms of the zero cost collar hedging contracts, Atna will pay the counterparty on the contract expiry date if the gold price is above the sold call option strike price per ounce. The counterparty will pay the Company on the contract expiry date if the gold price is below the owned put option strike price of US$800 per ounce. If the gold price on the contract expiry date falls between put option strike price and the call option strike price there is no settlement payment required by either party. Under the terms of the forward gold sale hedging contracts, Atna will pay the counterparty if the gold price is above the forward price of US$955 per ounce and the counterparty will pay the Company if the gold price is below US$955 per ounce.

The fair market value was estimated based on the gold price per once from the London PM Fix on May 12, 2009 of US$917. The net fair value of the hedge position will be positive to the Company when gold prices fall and be negative when gold prices rise relative to the gold price on the date of the previous fair value calculation.

Diesel fuel forward purchase contacts: During the second quarter, the Company entered into diesel fuel forward purchase contracts, whereby Atna will take delivery, in the normal course of business, diesel fuel purchased from its current supplier at a fixed price for the first 42,000 gallons purchased each month. The fixed diesel fuel price ranges from US$2.01 to US$2.08 per month from June 2009 to January 2010. This volume of diesel fuel represents approximately 40-45 percent of the projected usage during that period.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009

Stock Options

The following table summarizes the stock options outstanding and exercisable at March 31, 2009:

Exercise Price		Options Outstanding			Options Exercisable
Low	High	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.45	$0.82	2,292,500	5.0	$0.45	1,146,250	5.0	$0.45
0.83	1.32	857,640	3.1	1.32	441,320	3.1	1.32
1.33	1.36	1,550,900	1.5	1.36	1,175,900	1.4	1.36
1.37	2.01	570,000	0.1	2.01	570,000	0.1	2.01

$0.45	$2.01	5,271,040	3.1	$1.03	3,333,470	2.6	$1.15

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's President and CEO and Vice President and CFO have designed, or caused to be designed under their supervision, disclosure controls and procedures (“DC&P”) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company's President and CEO and Vice President and CFO by others within the organization in a timely manner; and (ii) Information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

The President and CEO and Vice President and CFO of the Company are responsible for the design and operating effectiveness of internal controls over financial reporting (“ICFR”) or causing the controls to be designed and operating effectively under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

There has been no change in the Company’s ICFR that occurred during the three months ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Because of their inherent limitations, ICFR and DC&P may not prevent or detect misstatements, errors or fraud. Control systems, no matter how well conceived or operated, can provide only reasonable, not absolute assurance, that the objectives of the controls are met.

Corporate Governance

Management of the Company is responsible for the preparation and presentation of the consolidated financial statements and notes thereto, MD&A and other information contained in this annual report. Additionally, it is Management’s responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009

The Company’s management is held accountable to the Board of Directors (“Directors”), five members of which were elected to annual terms in May 2009, one member of which was elevated to a three-year term in May 2007. There was one member elected to a three-year term whose term will expire May 2010 then be subject to election annually by the shareholders of the Company as are the other members. The Directors are responsible for reviewing and approving the annual audited financial statements and MD&A. Responsibility for the review and approval of the Company’s quarterly unaudited interim financial statements and MD&A is delegated by the Directors to the Audit Committee, which is comprised of four independent directors. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company’s auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss the audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

Changes in Accounting Policies

Mineral Property - Exploration Costs: Effective January 1, 2008, the Company changed its accounting policy for mineral properties from deferring exploration costs incurred during the exploration stage to expensing such costs in the year incurred. This change has been applied retroactively and the comparative figures in the consolidated financial statements have been restated.

International Financial Reporting Standards: In February 2008, the CICA confirmed that International Financial Reporting Standards ("IFRS") will be mandatory in Canada for all publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company is analyzing the impact of IFRS on its consolidated financial statements and anticipates that there may be changes in accounting policies that may materially affect the Company’s accounting policies. Management intends to develop a project plan to identify differences in accounting policies and begin researching the key steps required to ensure a successful transition to IFRS.

Recent Accounting Pronouncements

This note describes any recently issued accounting standard relevant to our Company and business that may impact the Company in the future. It includes standards that have been recently adopted or ones that have been issued and not yet adopted.

Canadian Standards

Section 1582 – Business Combinations – In January 2009, the CICA issued Section 1582, which replaces Section 1581 and establishes standards for the accounting for a business combination.  Section 1581 has been re-filed under “Superseded Accounting Recommendations” with a Supplement added setting out the previous wording of paragraphs in other Handbook material that has been amended substantially as a consequence of approving new Section 1582.  The superseded Section 1581 will be withdrawn from the Handbook when it is no longer effective.  Section 1582 applies prospectively to business combinations for which the acquisition date is on or after January 1, 2011.  Earlier application is permitted.  If an entity applies this Section before January 1, 2011, it shall disclose that fact and apply Consolidated Financial Statements, Section 1601, and Non-controlling Interests, Section 1602, at the same time.  The Company will evaluate the impact of Section 1582 to the financial statements beginning on January 1, 2010.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009

Section 1601 – Consolidated Financial Statements – In January 2009, the CICA issued Section 1601, which, together with new Section 1602, replaces Section 1600 and establishes standards for the preparation of consolidated financial statements.   Section 1600 has been re-filed under “Superseded Accounting Recommendations”.  The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts Business Combinations, Section 1582, and Non-controlling Interests, Section 1602.   The Company will evaluate the impact of Section 1601 to the financial statements beginning on January 1, 2010.

Section 1602 – Non-Controlling Interests – In January 2009, the CICA issued Section 1602, which, together with new Section 1601, replaces Section 1600 and establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.   Section 1600 has been re-filed under “Superseded Accounting Recommendations”.  The superseded Section 1600 will be withdrawn from the Handbook when it is no longer effective.  Section 1602 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted as of the beginning of a fiscal year.  An entity adopting this Section for a fiscal year beginning before January 1, 2011 also adopts Business Combinations, Section 1582, and Consolidated Financial Statements, Section 1601.  The company presently has no reporting entities that contain minority interest ownership.

Section 3064 - Goodwill and Intangibles - In January 2008, the CICA issued Section 3064. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill, subsequent to the initial recognition, and intangible assets by profit-oriented enterprises. This section applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Earlier adoption is encouraged. The Company does not believe this new standard will have an effect on its financial position, results of operations or cash flows.

Section 3031 – Inventories – In June 2007, the CICA issued Section 3031 replacing Section 3030. The section provides guidance with respect to the determination of cost and requires inventories to be measured at the lower of cost and net realizable value. The reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories is now required. The cost of the inventories should be based on a first-in, first-out or a weighted average cost formula. Techniques used for the measurement of cost of inventories, such as the standard cost method, may be used for convenience if the results approximate cost. The new standard also requires additional disclosures including the accounting policies used in measuring inventories, the carrying amount of the inventories, amounts recognized as an expense during the period, write-downs and the amount of any reversal of any write-downs recognized as a reduction in expenses. The adoption of this section had no material impact on the Company’s consolidated financial statements.

Section 1535 - Capital Disclosures - In February 2007, the CICA issued Handbook Sections 1535, “Capital Disclosures”, which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the entity’s objectives, policies and processes for managing capital. The new section is effective for years beginning on or after October 1, 2007. The Company has implemented the new disclosures in footnote number 15.

Section 3862 - Financial Instruments - In February 2007, the CICA issued two new standards, Section 3862 “Financial Instruments Disclosures” and Section 3863 “Financial Instruments Presentation” These sections will replace the existing Section 3861 “Financial Instruments Disclosure and Presentation.” Section 3862 provides users with information to evaluate the significance of the financial instruments of the entity’s financial position and performances, nature and extent of risks arising from financial instrument, and how the entity manages those risks. Section 3863 deals with the classification of financial instruments, related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The new sections are effective for years beginning on or after October 1, 2007. The Company has implemented this requirement in its consolidated financial statements and footnotes.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009

International Financial Reporting Standards (“IFRS”) - In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.

US Standards

The FASB has issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”.  Statement 162 is effective November 15, 2008 and is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”(“SFAS 159”). This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The Company adopted SFAS No. 159 on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

In September 2006, FASB issued Statement No. 157, “Fair Value Measurements (“SFAS 157”). This standard provides guidance for using fair value to measure assets and liabilities.  SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.  The standard clarifies that for items that are not actively traded, fair value should reflect the price in a transaction with a markets participant, including an adjustment for risk.  Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market which the reporting entity transacts.  This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The Company adopted SFAS 157 on January 1, 2008 and the adoption did not have an impact on the reconciliation to US GAAP.

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), which significantly changes the ways companies account for business combinations and will generally require more assets acquired and liabilities assumed to be measured at their acquisition date fair value. Under SFAS 141R, legal fees and other transaction-related costs are expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. SFAS 141R also requires, among other things, acquirers to estimate the acquisition date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition. SFAS 141R is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. The Company will evaluate the impact of SFAS 141R to the reconciliation to US GAAP beginning on January 1, 2010.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009

In December 2007, the FASB issued Statement No. 160, “Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires all entities to report non-controlling interests in subsidiaries as a separate component of equity in the consolidated financial statements. SFAS 160 establishes a single method of accounting for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation. Companies will no longer recognize a gain or loss on partial disposals of a subsidiary where control is retained. In addition, in partial acquisitions, where control is obtained, the acquiring company will recognize and measure at fair value 100 percent of the assets and liabilities, including goodwill, as if the entire target company had been acquired. SFAS 160 is effective for the Company’s fiscal year beginning July 1, 2009, and is to be applied prospectively. The Company will evaluate the impact of SFAS 160 to the reconciliation to US GAAP beginning on January 1, 2010.

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 intends to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. SFAS 161 also requires disclosure about an entity’s strategy and objectives for using derivatives, the fair values of derivative instruments and their related gains and losses. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, and will be applicable to the Company’s fiscal year beginning July 1, 2009. The Company will evaluate the impact of SFAS 161 to the reconciliation to US GAAP beginning on January 1, 2010.

In May 2008, the FASB issued Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS 162”). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with US generally accepted accounting principles for nongovernmental entities. SFAS 162 is effective 60 days following the approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The Company does not expect a significant impact on the reconciliation to US GAAP due to SFAS 162.

In June 2008, the FASB ratified EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” EITF 07-5 provides guidance in determining whether or not derivative financial instruments are indexed to a company’s own stock. It is effective the first fiscal year beginning after December 15, 2008, including interim periods within those fiscal years.  The Company will adopt EITF 07-5 on January 1, 2009 and expects it to have an impact on its US GAAP reconciliation.

In October 2008, the FASB issued FSP FAS 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”. FSP FAS 157-3 clarifies the application of FASB Statement No. 157 “Fair Value Measurements”. FAS FSP 157-3 is effective as of the issuance date.  The Company does not expect a significant impact on the reconciliation to US GAAP due to FSP FAS 157-3.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009

Forward-Looking Statements

Certain statements included or incorporated by reference in this MD&A, including information as to the future financial or operating performance of the Company, and its projects, constitute forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated capital spending and cash flows, expectations regarding operations, production, drilling and approvals and the timing of studies and reports. Forward-looking statements are based upon a number of estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. While these estimates and assumptions are considered reasonable by the Company, they are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among other things, risks relating to additional funding requirements, exploration, development and operating risks, competition, production risks, regulatory restrictions, including environmental regulation and liability and potential title disputes. These factors and others that could affect the Company’s forward-looking statements are discussed in greater detail in the section headed “Risks and Uncertainties” below. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Forward-looking statements are made as of the date of this MD&A, or in the case of documents incorporated by reference herein, as of the date of such document, and the Company disclaims any intent or obligation to update publicly such forward-looking statements, whether as a result of new information, future events or results or otherwise.

Risks and Uncertainties

Mineral exploitation is a competitive and capital intensive business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding minerals deposits, which, though present, are insufficient in quantity and quality to return a profit from production. The exploitation of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as the economy, the proximity and capacity of mining facilities, mineral prices, and such other factors as government regulations, including regulations relating to royalties, allowable production methods, controls over importing and exporting minerals, and environmental regulations, any of which could result in the Company not receiving an adequate return on invested capital.

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are discovered, a profitable market will exist for their sale. Factors beyond the control of the Company may affect the marketability of any mineral occurrences discovered. The price of gold has experienced volatile and significant movement over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, including exchange traded funds, changes in supply due to new discoveries, improved mining and production methods.

The cost for diesel fuel continues to fluctuate with the market price of oil. Diesel fuel is expected to be a significant operating and reclamation expense to the Company. The Company has experienced and continues to expect high fuel costs, increased hiring costs, and the increased costs of retaining qualified mining personnel that may have an impact on profitability in the future.

All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations, or its ability to develop its properties economically or in a timely fashion. Before production may commence on any property, the Company must obtain regulatory and environmental approvals and permits. There is no assurance such approvals and permits will be obtained on a timely basis, if at all. Costs of compliance with environmental and other regulations may reduce profitability, or preclude the economic development of a property.

ATNA RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
For the Three Months Ended March 31, 2009

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm satisfactory title to properties in which it holds or intends to acquire an interest, but does not obtain title insurance with respect to such properties. The possibility exists that title to one or more of its properties might be defective because of errors or omissions in the chain of title. The ownership and validity of mining claims and concessions are often uncertain and may be contested. The Company is not aware of any challenges to the location or area of its mineral claims. There is no guarantee, however, that title to the Company’s properties and concessions will not be challenged or impugned in the future. The properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects.

The business of mineral exploration and extraction involves a high degree of risk and very few properties ultimately achieve commercial production. The ability of the Company to replace production in the future is dependent on its ability to conduct exploration and development. The Company may need to raise capital through the use of equity, debt, asset sales, joint ventures or by other means in order to fund exploration and development. In turn, the Company’s ability to raise capital depends in part upon the market’s perception of its management and properties, but also upon the price of gold and the marketability of the Company’s securities. There is no assurance that the Company’s production activities or financing activities will be successful in providing the funds necessary to fund ongoing business activities.

Recovery of gold and silver from ore is impacted by many factors that create uncertainty. Factors impacting gold recovery include variation in crushed ore size, ore grade, rock type, solution concentration, lime addition, temperature, rainfall, irrigation time, pressure stripping, refining, timely implementation of ore placement on the leach pad and other associated factors. The cost structure of recovering metal is also impacted by numerous variables including ore grade and recovery, fuel and consumable costs, labor and benefit cost, equipment operating and maintenance costs and numerous other factors. Other production risk factors may include labor strife, slope failure, lack of skilled labor and management, availability of mining equipment, availability of consumables, weather and other operational factors.

The Company entered into gold hedging contracts in order to protect the future operating cash flows of its Briggs Mine. The Company also entered into consumable off-take agreements for its future diesel fuel consumption that may protect against the increasing cost of diesel fuel. The Company’s goal is to protect the Company’s cash flows from declining gold prices or increasing diesel prices. The Company’s primary risk related to gold hedging may results from a shortfall of expected gold production that may compound the potential reduction in cash flows. The Company’s primary risk mitigation for hedge transactions is its policy to limit net hedge levels to 50 percent of its expected gold production or diesel usage. Although a hedging program is designed to protect cash flow from a decline in the price of gold or rise in the price of diesel fuel; it could also limit the Company’s gold realizations during periods of increased gold prices or could increase diesel costs during periods of low diesel prices.

For additional information on risk factors, please refer to the risk factors section of the company’s 20-F for the year ended December 31, 2008, which can be found on SEDAR at www.sedar.comwww.sedar.com.

Outlook

The Company’s key milestone for 2009 is to increase production levels at the Briggs Mine, while achieving unit cost goals and the completion of permits for the Reward Gold Project. With the completion of permitting at Reward, the Company will focus on development of a mine at Reward and in working with Barrick to develop a positive forward plan for the Pinson project. An additional goal in 2009 is to complete NI 43-101 compliant technical reports to declare resources at Columbia and Cecil R, while also adding to resources and reserves at the Briggs Mine resulting from drilling on the Briggs Main Deep zone. The Company will continue to consider new exploration, acquisition and asset sale opportunities that add value, accelerate growth and provide cash.